                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                   Under the Securities Exchange Act of 1934
                         (Amendment No. Seventeen)/1/



                       PHILADELPHIA SUBURBAN CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $0.50 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  718009-6-08
        ---------------------------------------------------------------
                                (CUSIP Number)

         Francois Jobard                      Michel Avenas
         Vivendi                              c/o Anjou International
         42 Avenue de Friedland 75380         Management Services, Inc.
         Paris,  Cedex 08, France             800 Third Avenue
         3314-924-4924                        New York, New York 10022
                                              212-753-2000


                             Roger H. Kimmel, Esq.
                               Latham & Watkins
                               885 Third Avenue
                           New York, New York 10022
                                (212) 906-1200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                June 27, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 8 Pages)


_______________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 718009-6-08                                     PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vivendi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,987,200
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             664,666
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,987,200
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          664,666
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,651,866
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 13.3% (based upon 27,448,974 shares outstanding as of March 31, 1998 according to Philadelphia Suburban Corporation's Report on Form 10-Q for the Quarter Ended March 31, 1998)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 718009-6-08                                     PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anjou International Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             664,666
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          664,666
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      664,666
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 2.4% (based upon 27,448,974 shares outstanding as of March 31, 1998 according to Philadelphia Suburban Corporation's Report on Form 10-Q for the Quarter Ended March 31, 1998)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 718009-6-08                                     PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

     This Amendment No. 17, which amends and restates in its entirety the Statement on Schedule 13D, dated September 7, 1983, as amended, of Compagnie Generale des Eaux ("CGE"), whose name has been subsequently changed to Vivendi, is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the shares of Common Stock, par value $.50 per share, of Philadelphia Suburban Corporation, a Pennsylvania corporation (the "Issuer").

ITEM 1.        SECURITY AND ISSUER.

          The Issuer's principal executive offices are located at 762 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010. This statement relates to the shares of common stock, par value $.50 per share, of the Issuer (the "Shares").

ITEM 2.        IDENTITY AND BACKGROUND.

          (a) This statement is filed by Vivendi, a French corporation ("Vivendi"), and Anjou International Company ("Anjou"), a wholly owned subsidiary of Vivendi. Vivendi is the new corporate name of CGE, the original reporting person from the previous Schedule 13D and amendments.

          (b) The business address of Vivendi is 42 Avenue de Friedland, 75380 Paris, Cedex 08, France. The business address of Anjou is c/o Anjou International Management Services, Inc., 800 Third Avenue, New York, New York 10022.

          (c) Vivendi and its subsidiaries are involved in three major sectors: utilities (water, transport, waste management and energy), communications (telecommunications, publishing, multimedia and audiovisual) and construction and real estate.

               Anjou is a holding company for certain of Vivendi's interests in the United States.

               The names, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Vivendi and Anjou are set forth in Exhibit 1 hereto and incorporated herein by reference.

          (d) During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any of the directors or executive officers of Vivendi have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          During the last five years, neither Anjou nor, to the best of Anjou's knowledge, any of the directors or executive officers of Anjou have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 718009-6-08                                     PAGE 5 OF 8 PAGES
-----------------------                                  ---------------------

          (e) During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any of the directors or executive officers of Vivendi was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               During the last five years, neither Anjou nor, to the best of Anjou's knowledge, any of the directors or executive officers of Anjou was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The citizenship of the executive officers and the directors of Vivendi and Anjou is set forth in Exhibit 1 hereto and incorporated herein by reference.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the funds used to finance the acquisitions reported by this Amendment No. 17 was working capital. The total amount of such funds was $25,600,000, exclusive of brokerage commissions.


ITEM 4.        PURPOSE OF TRANSACTION.

          The Shares purchased by Vivendi and Anjou to the date hereof were acquired, and are being held, as an investment. Except as described in clauses
(a) and (c) below, neither Vivendi nor Anjou has any present plans or proposals which may be related to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except that, in a letter dated June 29, 1998 from Vivendi to the Issuer, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein (the "June Letter"), Vivendi stated that it intended to vote, and cause Anjou to vote, their respective Shares in favor of a proposed merger of the Issuer and Consumers Water Company, a Maine corporation ("Consumers"), on the terms described in the press release attached as Exhibit 3 hereto and incorporated by reference herein (the "Press Release");

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. However, Vivendi intends to request that the Issuer nominate an executive of Vivendi or one of its affiliates to fill the board seat traditionally held by an executive of Vivendi (or one of its affiliates) which was held by Claudio Elia until his death;

          (d) Any material change in the present capitalization or dividend policy of the issuer;

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 718009-6-08                                     PAGE 6 OF 8 PAGES
-----------------------                                  ---------------------

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) A class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i)  Any action similar to any of those enumerated above.

          Vivendi presently intends to review its investment position in the Issuer periodically and, depending on such review, market conditions and share prices, the Issuer's business, prospects and future developments and applicable legal requirements, Vivendi may seek to acquire (either directly or through a subsidiary, including Anjou) additional Shares from time to time in the open market or in negotiated transactions or both as would result in Vivendi and its subsidiaries holding up to 19.99% of the outstanding Shares or may sell its Shares. Vivendi has advised the Issuer that any additional purchases of Shares will be solely for investment purposes.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of June 29, 1998, Vivendi was the beneficial owner of 2,987,200 Shares constituting approximately 10.9% of the outstanding Shares (based upon 27,448,974 Shares outstanding as calculated above). To the best knowledge of Vivendi, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

          As of June 29, 1998, Anjou was the beneficial owner of 664,666 Shares constituting approximately 2.4% of the outstanding Shares (based upon 27,448,974 Shares outstanding as calculated above). To the best knowledge of Anjou, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

          As of June 29, 1998, Vivendi and Anjou were the beneficial owners of 3,651,866 Shares constituting approximately 13.3% of the outstanding Shares (based upon 27,448,974 Shares outstanding as calculated above).

          (b) Vivendi has the sole power to vote or direct the disposition of 3,651,866 Shares. Vivendi has the shared power to vote or direct the disposition of 664,666 Shares. Anjou has the shared power to vote or direct the disposition of 664,666 Shares.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
 CUSIP NO. 718009-6-08                                     PAGE 7 OF 8 PAGES
-----------------------                                  ---------------------

          (c) Neither Vivendi nor, to the best of Vivendi's knowledge, any executive officer or director of Vivendi: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

               Neither Anjou nor, to the best of Anjou's knowledge, any executive officer or director of Anjou: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Anjou is a wholly owned subsidiary of Vivendi. Pursuant to the June Letter, Vivendi has informed the Issuer that it intends to vote, and cause Anjou to vote, their respective Shares of the Issuer and of Consumers in favor of the merger and surrender their Shares upon consummation of the merger. The foregoing summary is qualified in its entirety by the full text of the June Letter and the Press Release. Other than the June Letter, neither Vivendi nor Anjou nor, to the best of Vivendi's and Anjou's knowledge, any person named in
Item 2 hereof, has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

  1. List of Directors and Executive Officers of Vivendi and Anjou.

  2. Letter dated June 29, 1998 from Vivendi to the Issuer.

  3. Press Release, dated June 29, 1998.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 718009-6-08                                     PAGE 8 OF 8 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             VIVENDI


                                             By    /s/  Guillaume Hannezo
                                                   ----------------------
                                             Name:  Guillaume Hannezo
                                             Title: Chief Financial Officer


Dated:  June 29, 1998


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             ANJOU INTERNATIONAL COMPANY


                                             By:    /s/ Michel Avenas
                                                   ------------------
                                                   Name:  Michel Avenas
                                                   Title:  President


Dated:  June 29, 1998